UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              ---------------

                                SCHEDULE 13D

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(a)


                               ODWALLA, INC.
                               -------------
                              (Name of Issuer)


                                Common Stock
                               -------------
                       (Title of Class of Securities)


                                 575111107
                                 ----------
                               (CUSIP Number)


                      Wasserstein Perella Group, Inc.
                      31 West 52nd Street, 26th Floor
                       New York, New York 10019-6163
                         Attention: General Counsel
                         Telephone: (212) 969-2700
                         --------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)


                                May 2, 2000
          (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                      (Continued the following pages)





CUSIP NO.  575111107                     13D

1.  NAME OF REPORTING PERSON
          Wasserstein Perella Group, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3447267

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  |X|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
            OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                                                     |-|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware, U.S.A.


NUMBER OF              7.     SOLE VOTING POWER
                                     0
SHARES                 8.     SHARED VOTING POWER
                                   800,641
BENEFICIALLY           9.     SOLE DISPOSITIVE POWER
                                     0
OWNED BY  EACH         10    SHARED DISPOSITIVE POWER
                                  800,641

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            800,641

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                  |  |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.4%

14.  TYPE OF REPORTING PERSON
         HC, CO





CUSIP NO.  575111107                13D


1.  NAME OF REPORTING PERSON
          WP Management Partners, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3891498

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |_|
                                                                  (b)  |X|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
            OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                                                       |-|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware, U.S.A.


NUMBER OF              7.     SOLE VOTING POWER
                                     0
SHARES                 8.     SHARED VOTING POWER
                                  800,641
BENEFICIALLY           9.     SOLE DISPOSITIVE POWER
                                     0
OWNED BY  EACH         10    SHARED DISPOSITIVE POWER
                                  800,641

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           800,641

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                 |    |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.4%

14.  TYPE OF REPORTING PERSON
           CO



CUSIP NO.  575111107                  13D



1.  NAME OF REPORTING PERSON
          U.S. Equity Partners, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3891500

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  |_|
                                                                   (b)  |X|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
            OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                                                     |-|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware, U.S.A.


NUMBER OF              7.     SOLE VOTING POWER
                                  601,667
SHARES                 8.     SHARED VOTING POWER
                                     0
BENEFICIALLY           9.     SOLE DISPOSITIVE POWER
                                  601,667
OWNED BY  EACH         10    SHARED DISPOSITIVE POWER
                                     0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           601,667

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                              |   |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.5%

14.  TYPE OF REPORTING PERSON
          PN




1.  NAME OF REPORTING PERSON
          U.S. Equity Partners (Offshore), L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  |_|
                                                               (b)  |X|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
            OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                                                      |-|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands


NUMBER OF              7.     SOLE VOTING POWER
                                   162,945
SHARES                 8.     SHARED VOTING POWER
                                     0
BENEFICIALLY           9.     SOLE DISPOSITIVE POWER
                                  162,945
OWNED BY  EACH         10    SHARED DISPOSITIVE POWER
                                     0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           162,945

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                   |    |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.5%

14.  TYPE OF REPORTING PERSON
            PN




                                SCHEDULE 13D

         This Statement (the "Statement") constitutes the Schedule 13D (the "Schedule 13D") of Wasserstein Perella Group, Inc., a Delaware corporation ("WPG"), WP Management Partners, L.L.C., a Delaware limited liability company ("WPMP"), U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), and U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore"). For a description of the relationship among the parties to the Schedule 13D, see Item 2 below. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

         This Statement relates to shares of common stock, no par value ("Common Stock"), of Odwalla, Inc. (the "Company"). The Company is a corporation organized under the laws of the state of California, and has its principal executive offices located at 120 Stone Pine Road, Half Moon Bay, California, 94109. The Common Stock is traded on the NASDAQ under the ticker ODWA.

         The shares of Common Stock to which this statement relates were purchased on May 2, 2000 pursuant to the terms of the Stock Purchase Agreement (the "Purchase Agreement"), dated as of February 11, 2000, as amended on May 2, 2000, by and among USEP Delaware, USEP Offshore, BancBoston Investments, Inc., a Massachusetts corporation ("BancBoston"), Catterton-Simon Partners, L.P., a Delaware limited partnership ("Catterton") and the Company. As a result of the transaction consummated pursuant to the Purchase Agreement, USEP Delaware purchased 601,677 shares of Common Stock and USEP Offshore purchased 162,945 shares of Common Stock. The Purchase Agreement and amendment thereto are filed as Exhibits 1 and 2 hereto (see Item 6 below).

         In connection with the Purchase Agreement, the Company, USEP Delaware, USEP Offshore, BancBoston, Catterton and certain principal shareholders and management of the Company entered into a Shareholders Rights Agreement, dated as of May 2, 2000, and filed as Exhibit 3 hereto (the "Shareholder Rights Agreement") (see Item 6 below).

Item 2.  Identity and Background.

         (a) This Statement is being filed by (i) WPG, (ii) WPMP, (iii) USEP Delaware and (iv) USEP Offshore. WPG, WPMP, USEP Delaware, and USEP Offshore are herein referred to as the "Reporting Persons." USEP Delaware and USEP Offshore are herein referred to as the "Holders." WPG is the indirect owner of 100% membership interest in WPMP. WPMP is the sole general partner of USEP Delaware and USEP Offshore.

         (b) USEP Offshore has its principal office located at c/o Caledonia Bank & Trust Limited, P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands, B.V.I. The address of the principal business and office of the other Reporting Persons is 31 West 52nd Street, 26th Floor, New York, New York 10019-6163.

         Schedule I hereto, which is incorporated herein by reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and general partners of WPG, WPMP, USEP Delaware and USEP Offshore.

         (c) The principal business of WPG is to engage, through its subsidiaries, in merchant banking, investment banking and securities sales, trading and underwriting activities. The principal business of WPMP is to act as general partner of certain partnerships affiliated with WPG. The principal business of USEP Delaware and USEP Offshore is to engage in merchant banking activities.

         (d)-(e) None of the Reporting Persons and, to their knowledge, none of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Purchase Agreement, USEP Delaware purchased of 601,667 shares of Common Stock of the Company for $3,757,350 and the source of funds used by USEP Delaware to make this purchase was a pool of capital raised for transactions of this type. Pursuant to the Purchase Agreement, USEP Offshore purchased of 162,945 shares of Common Stock of the Company for $1,017,575 and the source of funds used by USEP Offshore to make this purchase was a pool of capital raised for transactions of this type.

Item 4.  Purpose of the Transaction.

         The principal purpose of the transaction described under Item 3 above was the acquisition of an equity stake in the Company. Pursuant to the Shareholders Rights Agreement, USEP Delaware, USEP Offshore and BancBoston, collectively, will have the right to designate one Director to the Board of Directors of the Company. For a more detailed description of the above arrangements, see Item 6 below.

         The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. A Reporting Person may acquire Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, a Reporting Person may determine to dispose of some or all of the Company's securities currently owned by it or otherwise acquired by it either in the open market (subject to applicable legal restrictions) or in privately negotiated transactions, pursuant to the terms of the Shareholders Rights Agreement.

         Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries,
(d) any change in the present board of directors or management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

         (a) As of May 2, 2000 and pursuant to the Purchase Agreement, USEP Delware, USEP Offshore directly hold 601,667 and 162,945, respectively; (for an aggregate of 764,612 shares), representing 5.5% and 1.5%, respectively, or a total of 7% of the Common Stock based on the 10,871,857 shares of Common Stock issued and outstanding at May 2, 2000.

         In computing the percentage ownership of Common Stock for the purposes of this Schedule 13D, the Reporting Persons have relied on the information received from the Company. As of May 2, 2000 and following the transactions described herein, there were 10,871,857 shares of Common Stock of the Company outstanding. To the best knowledge and belief of the Reporting Persons, no other person listed on Schedule I hereto beneficially owns any shares of Common Stock.

         As the indirect owner of 100% membership interest in WPMP, WPG may be deemed to be the indirect beneficial owner of all shares of Common Stock owned by USEP Delaware and USEP Offshore.

         As sole general partner of USEP Delaware and USEP Offshore, WPMP may be deemed to be the indirect beneficial owner of all shares of Common Stock owned by USEP Delaware and USEP Offshore.

         Pursuant to the Purchase Agreement, BancBoston purchased 36,026 shares of Common Stock representing 0.3% of the Common Stock based on 10,871,857 shares of Common Stock issued and outstanding at May 2, 2000. Pursuant to the Co-Investment Agreement (the "Co-Investment Agreement"), dated May 2, 2000, by and among USEP Delaware, USEP Offshore, WPMP and Banc Boston, BancBoston granted WPMP certain voting and disposition rights with respect to their shares of Common Stock. WPMP may be deemed to beneficially own the shares of Common Stock of the Company directly owned by BancBoston by reason of this contractual relationship with BancBoston. See Item 6.

         (b) Accordingly, for the purpose of this statement. (i) WPG is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 601,667 shares owned by USEP Delaware and the 162,945 shares owned by USEP Offshore; (ii) WPMP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 601,667 shares owned by USEP Delaware, the 162,945 shares owned by USEP Offshore and the 36,029 shares owned by BancBoston; (iii) with the exception of the restrictions on voting and disposition provided in the Shareholders Rights Agreement, each Holder has sole power to vote and to direct the vote and to dispose or direct the disposition of its shares of Common Stock.

         (c) To the best knowledge of the Reporting Persons, none of the persons named in Schedule I attached hereto has effected any transactions in securities of the Company during the past 60 days.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         A.    Stock Purchase Agreement

         Pursuant to the Purchase Agreement, dated as of February 11, 2000, as amended on May 2, 2000, by and among the Company, U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., BancBoston and Catterton-Simon Partners, L.P., USEP Delaware purchased 601, 677 shares of Common Stock of the Company, USEP Offshore purchased 162,945 shares of Common Stock of the Company, and BancBoston purchased 36,029 shares of Common Stock of the Company.

         B.    Shareholders Rights Agreement

         In connection with the Purchase Agreement, the Company, USEP Delaware, USEP Offshore, BancBoston, Catterton and certain principal shareholders and management of the Company entered into a Shareholders Rights Agreement. The Shareholders' Rights Agreement grants the parties to the agreement rights to register their shares of Common Stock, co-sale rights in the event another party sells its shares of Common Stock, a standstill agreement with respect to the purchase of additional shares of Common Stock and transfer restrictions with respect to shares of Common Stock under certain cases for one year from the date of the Shareholders Rights Agreement, and a voting agreement to elect members of the board of directors of the Company. The Shareholders Rights Agreement also grants the Company a right of first offer with respect to transfers of Common Stock by USEP Delaware and USEP Offshore. The Shareholders Rights Agreement is filed as Exhibit 3 hereto.

         C.    Co-Investment Agreement

         Pursuant to the Co-Investment Agreement, dated May 2, 2000, by and among USEP Delaware, USEP Offshore, WPMP and BancBoston, BancBoston has granted WPMP an irrevocable proxy granting WPMP the power to vote the 36,029 shares purchased by BancBoston under the Purchase Agreement provided that such power is exercised so as to cause such shares to be voted in the same manner as the shares purchased by USEP Delaware and USEP Offshore are voted. In addition, in the event that WPMP directly or indirectly sells, transfers, exchanges, converts or otherwise disposes of the shares of Common Stock held by USEP Delaware and USEP Offshore pursuant to the Purchase Agreement, WPMP shall take all necessary action to simultaneously sell, transfer, exchange, convert or otherwise dispose of the shares of Common Stock purchase by BancBoston. In addition, BancBoston cannot dispose of the shares of Common Stock without WPMP's consent. The Co-Investment Agreement is filed as Exhibit 4 hereto.

Item 7.  Material to be Filed as Exhibits.

         INDEX TO EXHIBITS

Exhibit    Description
No.

1. Stock Purchase Agreement, dated as of February 11, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P., and
           Catterton-Simon Partners, L.P.

2. Amendment No. 1 to Stock Purchase Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., BancBoston and
           Catterton-Simon Partners, L.P.

3. Shareholders Rights Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., Samantha Investors, L.L.C., and those shareholders of Odwalla and other Persons listed on Schedule 1 thereto.

4. Co-Investment Agreement, dated as of May 2, 2000, by and among US Equity Partners, Inc., US Equity Partners (Offshore), Inc., WP Management Partners, L.L.C. and BancBoston Investments, Inc.

5. Joint Filing Agreement among Wasserstein Perella Group, Inc., WP Management Partners, L.L.C., U.S. Equity Partners, L.P., and U.S. Equity Partners (Offshore), L.P.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of the other undersigned.

DATED:     May 12, 2000                 WASSERSTEIN PERELLA GROUP, INC.



                                        By /s/ James C. Kingsbery
                                        -------------------------
                                        Name:  James C. Kingsbery
                                        Title: Chief Financial Officer


                                        WP MANAGEMENT PARTNERS, L.L.C.


                                        By /s/ James C. Kingsbery
                                        -------------------------
                                        Name:  James C. Kingsbery
                                        Title: Treasurer


                                        U.S. EQUITY PARTNERS, L.P.

                                        By WP MANAGEMENT PARTNERS, L.L.C.
                                           Its Sole General Partner


                                        By /s/ James C. Kingsbery
                                        -------------------------
                                        Name:  James C. Kingsbery
                                        Title: Treasurer


                                        U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                                        By WP MANAGEMENT PARTNERS, L.L.C.
                                           Its Sole General Partner


                                        By /s/ James C. Kingsbery
                                        -------------------------
                                        Name:   James C. Kingsbery
                                        Title:  Treasurer




                                 SCHEDULE I

INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS OF WPG AND WPMP AS GENERAL PARTNER OF USEP DELAWARE AND USEP OFFSHORE


Each of the individuals listed below is a United States citizen. The business address of each such individual is 31 West 52nd Street, 27th Floor, New York, New York 10019-6163.

WPG

Directors. Certain information with respect to each of the directors is set forth below.

      Michael J. Biondi is a Director and Chief Operating Officer of WPG.

      Bill Lambert is a Director of WPG.

      Frederic M. Seegal is a Director and President of WPG.

      Hiromasa Takakura is a Director of WPG.

      Bruce Wasserstein is Chairman of the Board of WPG.

Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

      Ashish Bhutani is Deputy Chairman of WPG.

      Vincent J. Capurso is a Vice President and Director of Taxes of WPG.

      Lee Siegel is General Counsel and Assistant Secretary of WPG.

      James C. Kingsbery is Chief Financial Officer, Treasurer and Secretary of WPG.

      Jeanne Vicari is Vice President & Controller of WPG.

WPMP

Members. Certain information with respect to each of the members is set forth below.

      Wasserstein & Co, Inc., a Delaware corporation and an indirectly wholly-owned subsidiary of WPG, has a 100% membership interest in WPMP.

Management Committee

Bruce Wasserstein
Ellis B. Jones
George L. Majoros, Jr.
W. Townsend Ziebold, Jr.
Michael Biondi


Executive Officers. Certain information with respect to each of the executive officers is set forth below.

      Michael Biondi is President of WPMP.

      W. Townsend Ziebold, Jr. is a Vice President of WPMP.

      George L. Majoros is a Vice President of WPMP.

      Vincent J. Capurso is a Vice President and Director of Taxes of WPMP.

      Lee Siegel is Secretary of WPMP.

      James C. Kingsbery is Secretary and Treasurer of WPMP.

      Robert Mersten is a Vice President of WPMP.

      Ellis B. Jones is an Executive Vice President of WPMP.

      Anup Bagaria is a Vice President of WPMP.

      Jordan S. Bernstein is Assistant Secretary of WPMP.


USEP DELAWARE

General Partner - WPMP is the sole general partner of USEP Delaware.

USEP OFFSHORE

General Partner - WPMP is the sole general partner of USEP Offshore.




                             INDEX TO EXHIBITS


Exhibit        Description
No.

1. Stock Purchase Agreement, dated as of February 11, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P., and
        Catterton-Simon Partners, L.P.

2. Amendment No. 1 to Stock Purchase Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Catterton-Simon Partners, L.P.

3. Shareholders Rights Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., Samantha Investors, L.L.C., and those shareholders of Odwalla and other Persons listed on Schedule 1 thereto.

4. Co-Investment Agreement, made as of May 2, 2000, by and among US Equity Partners, Inc., US Equity Partners (Offshore), Inc., WP Management Partners, L.L.C. and BancBoston Investments, Inc.

5. Joint Filing Agreement among Wasserstein Perella Group, Inc., WP Management Partners, L.L.C., U.S. Equity Partners, L.P., and U.S. Equity Partners (Offshore), L.P.